Paths of Rhythm LLC
Profit & Loss
December 30, 2024 through September 28, 2025

	Dec 30, '24 - Sep 28, 25
Ordinary Income/Expense	
Income	
4101 · Food - Gold Palm	184,438.48
4301 · Beer - Gold Palm	18,235.00
4302 · Beer - Moonglow	5,164.00
4501 · Wine - Gold Palm	20,621.00
4502 · Wine - Moonglow	3,496.00
4601 · Liquor - Gold Palm	198,661.00
4602 · Liquor - Moonglow	110,340.03
4801 · Beverage - Gold Palm	24,395.00
4802 · Beverage - Moonglow	2,537.00
4900 · Retail	15,260.08
Total Income	583,147.59
Cost of Goods Sold	
5110 · Meat	9,102.83
5120 · Seafood	80.00
5125 · Poultry	-4.13
5130 · Produce	32,073.11
5140 · Dairy	546.50
5150 · Bakery	2,952.90
5160 · Grocery	27,512.01
5300 · Beer	10,504.45
5500 · Wine	6,103.38
5600 · Liquor	34,362.58
5610 · Side Bar	7,965.91
5800 · N/A - Beverage	7,128.98
Total COGS	138,328.52
Gross Profit	444,819.07
Expense	
6100 · Kitchen Salary	51,057.77
6125 · Kitchen Hourly	83,964.65
6150 · Kitchen Hourly - OT	832.13
6325 · Support Staff	4,893.37
6350 · Support Staff - OT	1.79
6425 · Bar Staff	102,452.03
6450 · Bar Staff - OT	208.44
6600 · Security Hourly	15,402.25
6650 · Security Hourly - OT	23.63
6800 · Management	5,222.46
6910 · Group Insurance	19,746.47
6911 · Group Insurance - Owner	-8,352.68
6920 · Payroll Taxes	33,970.18
6950 · Workers Compensation	5,240.54
6960 · Vacation Pay	2,449.41
6962 · Sick Pay	4,918.73
7110 · Cleaning Supplies	4,591.82
7115 · Bar Supplies	1,114.47
7130 · Office Supplies	512.93
7135 · Computer Supplies	55.11
7140 · Operating Supplies	2,042.62
7170 · Subscriptions	7,834.31
7210 · Linen	6,341.04
7220 · Contract Cleaning	28,800.00
7240 · Displays	44.17
7250 · Music	235.78
7260 · Extermination	1,280.00
7310 · R&M - Variable	3,004.78
7350 · R&M - Contract	308.00
7390 · R&M - Materials	201.03
7410 · China, Glass & Silver	1,766.54
7430 · Kitchenware	763.57
7510 · Gas & Electric	19,660.89

Paths of Rhythm LLC
Profit & Loss
December 30, 2024 through September 28, 2025

	Dec 30, '24 - Sep 28, 25
7530 · Water	7,552.15
7540 · Waste Removal	9,017.71
7550 · Telephone	3,121.50
7610 · Research	617.55
7620 · Auto	163.85
7630 · Travel	200.72
7650 · Employee Goodwill	192.00
7690 · Over/Short	108.28
7695 · Fines & Penalties	148.61
7710 · QSA	207.00
7720 · Donations	225.00
7750 · Employee Discount	208.09
7760 · Shift Meals	3,532.20
7780 · Customer VIP/Goodwill	8,066.89
8050 · Advertising	680.48
8055 · Printing and Reproduction	586.86
8060 · Owner Comps	1,505.40
8065 · Investor Comps	60.70
8075 · Marketing Comps	345.90
8110 · Credit Card Fees	16,339.35
8120 · Payroll Fees	3,516.00
8130 · Bank Fees	241.62
8225 · Accounting	16,525.00
8230 · Consulting Fees	10,920.86
8240 · Temporary Help	11,663.70
8250 · Security	1,424.31
8270 · Recruitment	464.00
8510 · Minimum Rent	72,000.00
8515 · Rental Equipment	725.36
8550 · Personal Property Tax	1,522.86
8560 · General Liability Insurance	32,855.87
8570 · Licenses/Taxes/Fees	999.71
8700 · Bonus	226.00
8750 · Management Fees	29,157.39
9250 · Sales Tax Expense	128.97
Total Expense	635,840.12
Net Ordinary Income	-191,021.05
Other Income/Expense	
Other Income	
9030 · Other Income	7,124.68
Total Other Income	7,124.68
Other Expense	
9120 · Interest Expense	5,431.75
9210 · State Taxes	2,475.00
Total Other Expense	7,906.75
Net Other Income	-782.07
Net Income	**-191,803.12**

Paths of Rhythm LLC
Balance Sheet
As of September 28, 2025

	Sep 28, 25
ASSETS	
Current Assets	
Checking/Savings	
1050 · Change Fund	820.00
1100 · Checking	29,396.68
Total Checking/Savings	30,216.68
Other Current Assets	
1270 · Due from/Due to Bar Shiru	554.90
1330 · Beer Inventory	1,207.92
1350 · Wine Inventory	2,471.77
1360 · Liquor Inventory	14,285.61
1370 · Side Bar Inventory	553.50
1380 · N/A Beverage Inventory	1,639.45
1420 · Prepaid Taxes/Licenses	3,006.94
Total Other Current Assets	23,720.09
Total Current Assets	53,936.77
Fixed Assets	
1510 · Leasehold Improvements	20,078.88
1520 · Machinery & Equipment	33,682.45
1540 · Furniture & Fixtures	121,434.67
1560 · Artwork	20,000.00
Total Fixed Assets	195,196.00
Other Assets	
1720 · Deposits - Long Term	10,000.00
1730 · Preopening Expenses	129,835.05
1750 · Business Acquisition	185,025.61
1760 · Liquor License	10,075.00
1775 · Accumulated Amortization	-5,416.00
Total Other Assets	329,519.66
TOTAL ASSETS	**578,652.43**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2100 · Chase CC	52,023.19
2105 · US Bank CC	9,467.00
Total Credit Cards	61,490.19
Other Current Liabilities	
2200 · Sales Tax Payable	8,579.31
2310 · Payroll Payable	6,751.17
2325 · Tips Payable	2,408.46
2375 · 401K Payable	442.47
2390 · Deferred Rent	5,493.07
2440 · Accrued Management Fees	37,950.04
2450 · Accrued Consulting Fees	11,534.86
2460 · Accrued Tax Prep	1,800.00
2470 · Accrued Property Tax	1,280.25
2480 · Franchise Tax Payable	2,475.00
2490 · Accrued Other	4,321.65
2500 · Trade Account - AOC	300.00
2525 · Due to MABG Inc.	51,554.93
Total Other Current Liabilities	134,891.21
Total Current Liabilities	196,381.40

Paths of Rhythm LLC
Balance Sheet
As of September 28, 2025

	Sep 28, 25
Long Term Liabilities	
2550 · Loan Payable - Main St. Launch	57,211.78
2555 · Loan Payable - Main St Launch 2	43,056.46
Total Long Term Liabilities	100,268.24
Total Liabilities	296,649.64
Equity	282,002.79
TOTAL LIABILITIES & EQUITY	**578,652.43**

Paths of Rhythm LLC
Statement of Cash Flows
December 30, 2024 through September 28, 2025

	Dec 30, '24 - Sep 28, 25
OPERATING ACTIVITIES	
Net Income	-191,803.12
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1270 · Due from/Due to Bar Shiru	-554.90
1330 · Beer Inventory	-572.80
1350 · Wine Inventory	-71.17
1360 · Liquor Inventory	-66.13
1370 · Side Bar Inventory	-198.20
1380 · N/A Beverage Inventory	465.02
1410 · Prepaid Gen Liab Insurance	12,811.35
1420 · Prepaid Taxes/Licenses	-3,006.94
1430 · Prepaid Worker's Comp	3,251.00
1490 · Prepaid Other	623.24
2000 · Accounts Payable	-16,639.69
2100 · Chase CC	24,739.82
2105 · US Bank CC	9,467.00
2200 · Sales Tax Payable	1,799.31
2310 · Payroll Payable	-15,404.81
2320 · Payroll Tax Payable	-846.30
2325 · Tips Payable	2,408.46
2375 · 401K Payable	442.47
2390 · Deferred Rent	5,493.07
2440 · Accrued Management Fees	29,157.39
2450 · Accrued Consulting Fees	8,188.99
2460 · Accrued Tax Prep	-600.00
2470 · Accrued Property Tax	-426.91
2480 · Franchise Tax Payable	1,675.00
2490 · Accrued Other	4,321.65
2500 · Trade Account - AOC	225.00
2525 · Due to MABG Inc.	45,000.00
2530 · Due to Bar Shiru	-918.09
Net cash provided by Operating Activities	-81,040.29
INVESTING ACTIVITIES	
1560 · Artwork	-20,000.00
Net cash provided by Investing Activities	-20,000.00
FINANCING ACTIVITIES	
2550 · Loan Payable - Main St. Launch	-10,698.27
2555 · Loan Payable - Main St Launch 2	-6,943.54
3135 · Equity - Sheldon/Cobbey:3136 · Investment - Sheldon/Cobbey	10,000.00
3245 · Equity - Tsang:3246 · Investment - Tsang	69,000.00
3250 · Equity - Sesay:3251 · Investment - Sesay	20,000.00
Net cash provided by Financing Activities	81,358.19
Net cash increase for period	-19,682.10
Cash at beginning of period	49,898.78
Cash at end of period	**30,216.68**